



Carbon Collective

Invest in the world you *actually* want to retire into

INVEST IN **CARBON COLLECTIVE**

$100 million in AUM - Sustainable Investing You Trust

carboncollective.co   Berkeley, CA

Technology   Fintech & Finance   B2C   Clean Tech

Highlights

1 Over $100 million in assets under management (AUM)

2 Over $300k in annual recurring revenue (ARR)

(3) 24% Mo/M growth for 401(k) program

(4) Rank #1 on Google for terms like "green 401(k), sustainable 401(k), and ESG 401(k)"

(5) 2023 winner of the Urban Futures Prize (>200 applicants, $50k in prize money)

(6) Projecting profitability in early 2025

Featured Investors

 **Precursor Ventures** [in]
Invested $150,000 ⓘ

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Charles Hudson, Managing Partner

"The upside potential for Carbon Collective is massive. We're at the beginning of this big shift where I think both individuals and institutions want to align their investing decisions with their care and concern about the future of our planet. And as that concern continues to grow, I think Carbon Collective will be in an excellent, excellent position to capitalize on that trend and become one of the largest asset management firms on the planet."

 **Powerhouse**
Invested $20,000 ⓘ

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Marie Thompson, Partner

"We invested in Carbon Collective because there is a huge gap and also a huge need for what they are building. Some of the biggest climate impact we can have is very passive and it's about where we put our money. We are climate people working on climate solutions every day. We have never seen this type of transparent, truly differentiated, truly climate first actionable platform that Carbon Collective has built. And so for all of the impact reasons and the fact that it's just as good as anything else out there, we are thrilled to be backers of the Carbon Collective team."

thrilled to be backers of the Carbon Collective team."



Looking Glass

Invested $150,000

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Adam Besvinick, General Partner

"I was the first fund to commit to investing in Carbon Collective, believing that the strength of the founders, coupled with their insight into building a brand and service that resonated with the next generation of investors, would result in a significant outcome. Since investing initially, not only have I been impressed with the company and team in a variety of ways, but I also invested additional capital on the back of strong progress. Over the last year, that progress and momentum has only accelerated as the company's AUM grew nearly 8x to $100M with line of sight to growing that to $400M+ over the next 18 months through recently signed partnerships. Moreover, the team was able to do this extremely cash-efficiently in a challenging capital markets environment, demonstrating just how resilient its client base is. I believe Carbon Collective has significant upside and a strong path ahead as the company has found definitive product-market fit and a substantial opportunity amongst a number of incumbents. "



Keiki Capital

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"I think that Carbon Collective has the unique opportunity to become the financial platform of choice for climate first Millennials and Gen Z"



Elevation Ventures

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"We believe Carbon Collective has the opportunity to not only be a multi billion dollar company, but also to change the way people invest and to have a big, big impact on climate change."



Adam Besvinick

Invested $500,000

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"I was the first fund to commit to investing in Carbon Collective, believing that the strength of the founders, coupled with their insight into building a brand and service

that resonated with the next generation of investors, would result in a significant outcome. Since investing initially, not only have I been impressed with the company and team in a variety of ways, but I also am investing on this SAFE. Over the last year, the company's early progress and momentum has only accelerated as its AUM has grown nearly 8x to over $100M with line of sight to growing that to $400M+ over the next 18 months through recently signed partnerships. Moreover, the team was able to do this extremely cash-efficiently in a challenging capital markets environment, demonstrating just how resilient its client base is. I believe Carbon Collective has significant upside and a strong path ahead as the company has found definitive product-market fit and a substantial opportunity amongst a number of incumbents."



Other investors include <u>Climate Capital</u> Notable , <u>My Climate Journey</u>

Our Team



Zach Stein Chief Investment Officer + 401(k) Team Manager

Zach has raised millions from VC's and is responsible for managing the 401(k) program at Carbon Collective. He also writes a darn good newsletter.



James Regulinski Chief Compliance Officer + Robo Team Manager

James, an engineer by training, constructed and now oversees the individual investor experience at Carbon Collective while also running the compliance program.



Brooke Tomasetti Director of Financial Education

Brooke founded Money Life Mentor to help individuals reach their financial goals. She now does the same for our 401(k) clients.



Breene Murphy President & Head of 401(k) Sales

Before CC, Breene's day job was helping scale a California-based investment advisor from $1 - $12b in AUM and on nights and weekends he volunteered with climate change orgs. Now he's combining both.



Mari Browne Head of Client Relations

Mari runs operations for our individual investor platform and is a consensus client favorite.



Tavis Boise Head of 401(k) Operations

Tavis is co-pilot with HR for our 401(k) clients. He gets in front of hotspots, answers participant questions, and generally helps steer clear of the many headaches that running a 401(k) plan can bring.

We're the Sustainable Investing Company You Trust

Let's start with the "Why" (and get to the investment case in a few slides).

You're saving for retirement so one day you can stop working and it will look and feel like this:





But if you're like most Americans, your retirement savings are probably funding a retirement that looks and feels more like this:



What My Retirement Fund is Financing

How I Want to Retire

Here's the good news: we can stop and reverse climate change.

But the only pathway there includes investing in solutions. From renewables to building efficiency to reducing agricultural emissions, climate change is a problem we have to build and invest our way our of.

Here's the bad news: investments in climate solutions are pretty far behind where they need to be.

To reach zero-emissions by 2050:
We need to unlock trillions in climate-focused capital.



Investment needed to avoid catastrophic warming

$5+ trillion $0 (we have enough)

What happened in 2022:

$1.1 trillion $1.1 trillion



But that's where our retirement accounts comes in.

Of course our retirements should align with a climate-stable world.

Today, an estimated one quarter of fossil fuel company stock is held in 401(k)s alone.

We need to transition a lot of private capital into climate solutions. But that won't happen without public markets leading the way.

We can't do it without public markets

Where public markets lead, private dollars will follow

But Wall Street's answer, ESG, isn't aligned with the science behind solving climate change.

It often still invests in plenty of fossil fuels and does not specifically invest into climate solutions.

Wall Street's solution won't cut it

ESG = $2.7 trillion globally
But ESG ≠ Climate-aligned

In 2020, we launched Carbon Collective to enable investors like us to save for retirement in sensible, easy to understand, low-fee portfolios that focused fully around sustainability, which at this point to us means they focus on climate change.

IN 2020

We launched Carbon Collective to provide
Simple, low-fee sustainable investing for the next generation

Divest

From the companies who are technologically dependent on fossil fuels for their longterm core business.



ExxonMobil | Duke Energy | Chevron | + More

Reinvest

Into the companies that are building solutions to climate change. From EV's to solar to building automation and plant-based foods.



sunrun | Plug Power | Tesla | + More

Pressure the Rest

Pressure the rest to a decarbonize their business and transition to 100% renewable energy and 100% electrified fleet ASAP (read more in the appendix)



Coca-Cola | Nike | Starbucks | + More

As individuals we couldn't find a place we knew of and trusted for sustainable investing.

The big Wall Street firms had some ESG products, but were very prone to greenwashing.

And the "old school" ESG firms were more trusted ethically, but expensive, focused on ESG (so just "less bad" than the general market) and we found were simply not generationally known.

So we launched Carbon Collective to fill that gap.



COMPETITION
There is no "Go-To" company for Sustainable Investing that Millennials know and trust
Major firms:
Trusted financially, not ethically
BlackRock
Vanguard
ESG Firms:
Trusted ethically, not financially
Hated by Climate People
Multiple climate nonprofits are running 2024 campaigns against BlackRock and Vanguard
Unknown by Millennials
These firms were launched by Boomers for Boomers, mainly targeting their advisors.
Calvert
GREEN CENTURY FUNDS
Invest in a Green Future

In our industry (financial services) scale is everything. When you have it, you can do a lot. When you don't everything is really expensive and slow.

The first way we looked to scale our AUM was by serving individual retirement savers.

It went well, we now serve >800 households with an average account size of $54k. Running that part of Carbon Collective is profitable. But not the biggest opportunity!

So in 2022, we launched our first ETF to start securitizing our strategies.

And in 2023, we found our pathway to scale: helping companies get a fundamentally better 401(k) experience, that also happens to be greener.


And we've found a clear pathway to scale:
Our 401(k) program
2021
2022
2023
B2C Portfolio Management
What: Trusted robo advisor for sustainable investors.
Why: Build a base of individual advocates investors.
AUM: $41m
ARR: $121k
ETF Sales to Institutional Investors
What: Offer new climate-focused ETFs to major investors.
Why: Capture more fees, set up long term scalability.
AUM: $6m
ARR: $21k
401(k) Advisor
What: Better 401(k) advisory experience that happens to be greener.
Why: Clear hole in the market. Fast, efficient to scale AUM.
AUM: $48m
ARR: $170k

With almost $0 marketing spend, we've grown our 401(k) program to over 106 companies and nonprofits.

We call it the "Better Together 401(k) Program"


The Better Together 401(k) Program
100's of companies and nonprofits unlocking better retirement, together
PROJECT DRAWDOWN
WORLD CENTRIC
AS YOU SOW
Anthesis
ecoAmerica
Atmos
goodbuy
climate people
Mast
PACES
Terra.do
TIDELINE
bedrock
PIQUE ACTION
avalo
COMMONS
EnergyRM
Impact Family Office
AIGEN
zeroenvy
Chloris Geospatial
FOODSHED
Burnt Island Ventures
TechChange
EVERY
ReGen ventures
POWERHOUSE

(And yes, we do 403(b)'s too)

Our job is to be the investment advisor (called a 3(38) fiduciary) for 401(k) plans. That means we build and maintain the funds and portfolios that employees have access to.

That's how we make 401(k) plans greener, by getting sustainable options in there for the first time (alongside traditional ones).

But our value-add goes a few steps further, we are beating the traditional 401(k) investment industry on HR support and employee education.


carbon collective
HOW IT WORKS
We're your Investment Advisor
But we're more like an All-in-One 401(k) Guide for your whole team:
We negotiate fees
Escalate service issues on your behalf
Troubleshoot with your team
Provide financial education to your staff
Give dedicated HR support
Manage a full range of investment options
So, the more organizations we represent, The more we can get for everyone.

It's working.

Since we launched our 401(k) program, our AUM has grown at an extremely fast rate.

TRACTION

It's working. Since inception (June 2022) we've seen 23.77% Mo/M growth for our 401(k) AUM



CLIENTS
89 Live
17 Onboarding

ARR
$146k (Active)
$170k (Onboarding)

AUM
$39.4m (Active)
$48m (Onboarding)

DEALS IN FUNNEL
$1.3m ARR
$367m AUM

Achieved with $0 marketing spend

And while nothing is guaranteed, in 2024 we expect to keep growing just as quickly.

And we expect to keep growing just as fast in 2024.

Carbon Collective

Growing Fast

We grew from $6m → $48m in 401(k) AUM in 2023.

Upmarket Pull

Our average deal size is 3.5x larger than it was in 2022.
The more AUM you have, the bigger the plans you can sell to.

Automatic Net Retention

401(k)'s run payroll 24-26 times per year. We'll earn 31% more in ARR from this cohort by the end of 2024 from AUM inflows.

$0 Marketing Spend

We've been able to grow with $0 marketing spend. We don't see that needing to change anytime soon.

The best part about our 401(k) program is that every 2 weeks, companies run payroll. Which means our AUM goes up.

And frequently, company 401(k)s are individuals first experience investing. So we build trust early.

It's this kind of predictable growth that is unlocking our clear pathway to scale.

Right now we're averaging $1.3m in new AUM every month just from payroll running.

That number goes up with each new client we onboard.

That's why our 401(k) program is the perfect foundation to scale the rest of Carbon Collective around:



And next round, we get to start layering on our full ecosystem of interlocking funds and financial services.
Institutional Wealth Management
What: SMA's + OCIO for endowments/foundations
TAM (AUM): $1+ trillion
TAM (ARR): $10+ billion
Individual Wealth Management
What: Full stack RIA + impact wealth-manager
TAM (AUM): $1+ trillion
TAM (ARR): $10+ billion
We leverage cross-sales to unlock the lowest CAC in the financial services industry and own Sustainable Investing.
Family of Funds
What: Full series of ETFs and TDFs for all asset classes
TAM (AUM): $5+ trillion
TAM (ARR): $50+ billion
A Better, Greener 401(k) Advisor

We can let our climate-focused funds grow organically.

And we can build trust early with the next generation of investors.

Because the greatest transfer of assets in history is beginning:

OPPORTUNITY
As Boomers pass on, their $100 trillion "great wealth transfer" to Millennials will forever change the asset management industry
Fortune
The 'great wealth transfer' isn't $72 trillion but $129 trillion, BofA says—and the government gave most of it to baby boomers
The 'great wealth transfer' isn't $72 trillion but $129 trillion, BofA says—and the government gave most of it to baby boomers ... The government...
Financial Times
The transfer of wealth from boomers to 'zennials' will reshape the global economy
Over the next 25 years the world is set to become an "inheritocracy". An estimated $100tn is currently being transferred from the baby...
Aug 22, 2023
Forbes
Kiplinger



And millennials don't see the future like their parents do.

What the world will look like in 30 years is a different question for them.

So it's no surprise that:

Millennials don't invest like Boomers.
99% find sustainable investing important

Morgan Stanley Report, 2022

This is our longterm goal at Carbon Collective.

To become the "Go To" company that the next generation of investors know and trust for sustainable investing.

We've seen a financial services define a new kind of investing.

Vanguard did it for passive investing. And they've been able to scale with incredibly low costs because of that.

But when it comes to sustainable investing, the firm you know and trust is probably _____

Our goal is for Carbon Collective to be that company.

Previously only accredited investors have been able to invest in Carbon Collective and now we're thrilled to be launching our first Community Round to enable anyone to invest right alongside our awesome VC's and angels (on the same terms!)



Because, when it comes to scale needed to solve climate change, we're going to need a sustainable investing company to be the next Vanguard.